SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                 REFAC Technology Development Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                 758654-10-7
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                              Eugene M. Lang
               c/o REFAC Technology Development Corporation
                           122 East 42nd Street
                         New York, New York  10168
                              (212) 687-4741
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Mark N. Kaplan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 758654-10-7
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Eugene M. Lang
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
                                      900,750.5**
          SHARES                 ___________________________________
      BENEFICIALLY               (8)  SHARED VOTING POWER
         OWNED BY                     942,088***
          EACH                  ___________________________________
        REPORTING                (9)  SOLE DISPOSITIVE POWER
         PERSON                       900,750.5**
          WITH                   ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      942,088***
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,842,838.5
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        34.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________
   **  Assumes issuance of certain securities as described herein.
   *** Reporting person disclaims beneficial ownership of such securities.


                    This Amendment No. 5 to a Schedule 13D filed by Eugene M. Lang, as heretofore amended, relates to shares (the "Shares") of the common stock, par value $0.10 per Share, of REFAC Technology Development Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

          Item 3.   Source and Amount of Funds or Other
                    Consideration.

                    Item 3 is hereby amended supplementally as follows:

                    The funds used to acquire the Shares set forth in Item 5 were personal funds of Mr. Lang.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby amended supplementally as follows:

                    (a)  On December 13, 1996, Mr. Lang entered
          into a Stock Repurchase Agreement with the Issuer, a copy of which is included as Exhibit 1 hereto (the "Stock Repurchase Agreement"), pursuant to which Mr. Lang has agreed to sell, and the Issuer has agreed to purchase, 832,912 Shares at a price per Share of $8.25, and the Foundation has agreed to sell, and the Issuer has agreed to purchase, 942,088 Shares at a price per Share of $8.25.

                    (d)  Eugene M. Lang has entered into a
          Retirement Agreement with the Issuer, dated as of December 13, 1996, a copy of which is included as Exhibit 2 hereto, pursuant to which Mr. Lang has agreed to resign as Chairman and Chief Executive Officer of the Issuer.

          Item 5.   Interest in Securities of the Issuer.

                    Item 5 is hereby amended supplementally as follows:

                    (a)-(d) On November 1, 1993, Mr. Lang disposed of by gift 200,000 Shares to Swarthmore College. On June 10, 1994, Mr. Lang exercised an option to acquire an additional 5,000 Shares at an exercise price of $2.375 per Share. On June 16, 1994, Mr. Lang disposed of by gift 100 Shares. On December 19, 1994, Mr. Lang disposed of by gift 500 Shares. On January 2, 1995, Mr. Lang exercised an option to acquire an additional 5,000 Shares at an exercise price of $2.375 per Share. On January 5, 1995, Mr. Lang exercised an option to acquire an additional 50 Shares at an exercise price of $6.375 per Share. On November 27, 1996, Mr. Lang disposed of by gift 387,833 Shares to the Foundation. On November 29, 1996, Mr. Lang disposed of by gift 401,510 Shares to the Foundation. On December 6, 1996, Mr. Lang disposed of by gift 71,000 Shares to the Foundation. On December 13, 1996, Mr. Lang entered into the Stock Repurchase Agreement with the Issuer, pursuant to which Mr. Lang has agreed to sell, and the Issuer has agreed to purchase, 832,912 Shares at a price per Share of $8.25, and the Foundation has agreed to sell, and the Issuer has agreed to purchase, 942,088 Shares at a price per Share of $8.25.

                    As a result of the foregoing, Mr. Lang may be deemed to beneficially own 1,842,838.5 Shares, including 5,000 Shares which Mr. Lang has the right to acquire through the exercise of options exercisable within 60 days of the date hereof. Such figure includes 942,088 Shares owned by the Foundation. Mr. Lang has sole voting and dispositive power with respect to Shares owned, or which upon acquisition would be owned, directly by him and may be deemed to have shared voting and dispositive power with respect to Shares owned directly by the Foundation. Shares which are or may be deemed to be beneficially owned by Mr. Lang represent approximately
          34.8 percent of the outstanding class of Shares (this percentage, and all other percentage figures set forth herein, are based upon 5,301,877 Shares reported as issued and outstanding on November 1, 1996 in the Issuer's Report on Form 10-Q for the quarter ended September 30, 1996). Mr. Lang disclaims beneficial ownership of Shares owned by the Foundation and the filing of this Statement shall not be construed as an admission that Mr. Lang is the beneficial owner of such Shares.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the
                    Issuer.

                    Item 6 is hereby amended supplementally as follows:

                    On December 13, 1996, Mr. Lang entered into the Stock Repurchase Agreement with the Issuer, a copy of which is included as Exhibit 1 hereto and is incorporated by reference herein, pursuant to which Mr. Lang has agreed to sell, and the Issuer has agreed to purchase, 832,912 Shares at a price per Share of $8.25, and the Foundation has agreed to sell, and the Issuer has agreed to purchase, 942,088 Shares at a price per Share of $8.25.

          Item 7.   Material to be Filed as Exhibits.

          Exhibit
          No.:      Description:

          1         Stock Repurchase Agreement between REFAC
                    Technology Development Corporation and Eugene
                    M. Lang and the Organizations, dated as of December 13, 1996.

          2         Retirement Agreement between REFAC Technology
                    Development Corporation and Eugene M. Lang, dated as of December 13, 1996.



                                  SIGNATURE

                    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  December 20, 1996

                                        By:  /s/ Eugene M. Lang
                                             Eugene M. Lang



                                   EXHIBIT INDEX

          Exhibit
          No.:      Description:

          1         Stock Repurchase Agreement between REFAC
                    Technology Development Corporation and Eugene
                    M. Lang and the Organizations, dated as of December 13, 1996.

          2         Retirement Agreement between REFAC Technology
                    Development Corporation and Eugene M. Lang, dated as of December 13, 1996.